Exhibit 99.1

FOR IMMEDIATE RELEASE

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging Receives FDA Clearance
for Expanded PillCam® SB Indications

-PillCam SB Cleared for Visualization and Monitoring of Lesions Indicative of
Crohn’s Disease -

YOQNEAM, ISRAEL, March 10, 2011 – Given Imaging Ltd. (NASDAQ: GIVN), a world leader in specialty GI products and pioneer of capsule endoscopy, today announced updated clearance from the U.S. Food and Drug Administration (FDA) for the PillCam® SB video capsule, including clearance to promote its use in monitoring lesions that may indicate Crohn’s disease.

The PillCam® SB capsule has been cleared since 2001 for the visualization of the small bowel mucosa and may be used as a tool in the detection of abnormalities of the small bowel in adults and children from two years of age. The updated labeling reflects the expansive body of clinical data supporting the use of PillCam capsule endoscopy for the visualization of lesions in a variety of important conditions, such as Crohn’s disease, Iron Deficiency Anemia (IDA) and obscure gastrointestinal bleeding (OGIB).

“PillCam SB capsule endoscopy is already a well established tool to detect abnormalities of the small bowel. Now it is recognized as a tool for disease management for patients suffering from Crohn’s disease,” said Blair Lewis, MD, Clinical Professor of Medicine, Mount Sinai Medical Center, New York. “Previously physicians could use PillCam SB capsule endoscopy to detect Crohn's disease, and now we also can use this technology to monitor a patient's response to therapy to assure adequate healing. Studies have concluded that the use of PillCam SB in patients with inflammatory bowel disease, such as Crohn's disease, frequently changes the diagnosis, often resulting in a change in patient therapy, thereby underscoring the clinical impact of this tool."

“We are excited about the new clinical indication for PillCam SB to monitor lesions that may indicate Crohn’s disease. Since initial clearance in 2001, PillCam SB has become the gold standard in small bowel visualization as evidenced by approximately 1.4 million patient ingestions, more than 1,500 clinical publications and a large number of clinical trials,” said Homi Shamir, president and CEO, Given Imaging Ltd.  “Now physicians can continue to utilize and further expand the role of PillCam capsule endoscopy in their practices with the added confidence that they are evaluating their patients with a tool that has been validated across a range of small bowel conditions.”

About Crohn’s Disease

Crohn’s disease is a chronic condition that causes inflammation in the lining of the small intestine wall and can affect any part of the digestive tract. Symptoms can include diarrhea, abdominal pain, weight loss and rectal bleeding. Roughly 50 percent of all cases of Crohn’s disease are diagnosed in the last part of the small intestine (the terminal ileum) and cecum. This area is also known as the ileocecal region. Other cases of Crohn’s may affect one or more of the following: the colon only, the small bowel only (duodenum, jejunum and/or ileum), the stomach or esophagus.1 Roughly 500,000 Americans suffer from Crohn’s disease, and about 20 percent have a direct relative with some form of inflammatory bowel disease (IBD).2  It affects men and women equally. The cause is unknown, but the most popular theory is that the immune system is reacting to a virus or bacterium that causes inflammation.3  Depending on the severity, treatment options include nutritional supplements, drugs and surgery. There is currently no cure for the disease.4

About IDA

Iron deficiency anemia (IDA) is a common type of anemia in which the patient lacks adequate healthy red blood cells.5 Lack of iron in the blood affects the body’s ability to carry oxygen and results in patients feeling tired, weak, irritable and lightheaded. The causes of IDA vary but can include loss of blood, pregnancy, inadequate diet, the inability to absorb iron from food and internal bleeding due to a bleeding ulcer, a colon polyp or colon cancer.6

About Obscure GI Bleeding

Occult gastrointestinal bleeding (OGIB) occurs when blood is lost from the digestive tract without visible, or overt, signs of bleeding.7 The condition is usually discovered only with positive results for a fecal occult blood test or through detection of iron deficiency anemia, and there are many potential causes. In approximately half of patients with OGIB, the source of bleeding is unexplained.8

About PillCam SB

The PillCam® SB video capsule measures 11 mm x 26 mm and weighs less than four grams. Now in its second generation, PillCam SB 2 contains an imaging device and light source and transmits images at a rate of two images per second generating more than 50,000 pictures during the course of the procedure. Initially cleared by the U.S. Food and Drug Administration in 2001, PillCam SB is clinically validated by more than 1,500 peer-reviewed studies. It is an accurate, patient-friendly tool used in patients two years and older by physicians to visualize the small bowel. PillCam SB is the gold standard in small bowel evaluation.

The risks of PillCam® capsule endoscopy include capsule retention, aspiration, or skin irritation. The risks of the Agile™ GI patency test include capsule retention and aspiration. Endoscopic placement may present additional risks. Medical, endoscopic, or surgical intervention may be necessary to address any of these complications, should they occur.

1 qurlyjoe.bu.edu/cduchome.html Inflammatory Bowel Disease Frequently Asked Questions.
2 Crohn’s and Colitis Foundation of America (ccfa.org)
3 National Institute of Diabetes and Digestive and Kidney Diseases (niddk.nih.gov)
4 http://www.nhlbi.nih.gov/health/dci/Diseases/ida/ida_causes.html
5 http://www.mayoclinic.com/health/iron-deficiency-anemia/DS00323
6 http://www.nhlbi.nih.gov/health/dci/Diseases/ida/ida_causes.html
7 http://www3.utsouthwestern.edu/endocrine/Rockey.htm
8 http://www.aafp.org/afp/20040215/875.html

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About Given Imaging Ltd.

Since 2001, Given Imaging has advanced gastrointestinal visualization by developing state-of-the art, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy uses wireless technology and advanced software to provide physicians with clear images of the small intestine via PillCam® SB and the esophagus through PillCam® ESO. The PillCam® COLON, which is an investigational device in the U.S., is designed to visualize the colon. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo® , the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). In April, 2010, Given Imaging acquired Sierra Scientific Instruments, the leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "will," "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) the availability of reimbursement or other forms of funding for our products from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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